

November 19, 2010

Louis S. Friedman
President and Chief Executive Officer
Liberator, Inc.
2745 Bankers Industrial Drive
Atlanta, GA 30360

> **Re:** **Liberator, Inc.**
> **Current Report on Form 8-K**
> **Filed July 2, 2009**
> **Form 10-K for the fiscal-year ended December 31, 2008**
> **Filed April 15, 2009**
> **Registration Statement on Form 10**
> **Filed December 3, 2008**
> **File No. 000-53514**

Dear Mr. Friedman:

We have completed our review of the above filings and do not have any further comments at this time.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Peter Hogan, Esq.—Richardson & Patel LLP
                 Jamie Kim, Esq.—Richardson & Patel LLP